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                                                                    Exhibit 4(d)



                     THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY

                   INDIVIDUAL RETIREMENT ANNUITY (IRA) ENDORSEMENT


         This endorsement has been added to and made a part of the Contract to which it is attached.

         The Owner of this Contract represents that it is being acquired as an IRA, either regular or spousal, qualified for special tax treatment under Sections 219 and 408(b) of the Internal Revenue Code of 1986, as amended (the "Code"). The following provisions are herewith made a part of the Contract. In the event of conflict between this endorsement and the Contract, the provisions of the endorsement will control. The Contract may be modified as necessary for compliance with the Code and Treasury Regulations.

1.  EXCLUSIVE BENEFIT.

         This Contract is for the exclusive benefit of the Owner or his or her beneficiaries. The Owner shall be the Annuitant.

2.  ROLLOVERS.


         Rollover amounts may be received by this Contract in accordance with the provisions of Section 402(c), 403(a)(4), 403(b)(8), or 408(d)(3) of the Code. A contract which receives regular IRA contributions may not receive a rollover contribution.


3.  DISTRIBUTION OF OWNER'S INTEREST.

    A. Distribution of the entire interest of the Owner will be made, or will commence, no later than the required beginning date. The required beginning date will be the first day of April following the calendar year in which such individual attains age 70-1/2. Distribution may be made either in a lump sum or in equal, or substantially equal, amounts over:

         (1)  The life of the Owner; or


         (2)  The lives of the Owner and his or her designated beneficiary; or


         (3) A period certain not extending beyond the life expectancy of the Owner; or


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         (4)  A period certain not extending beyond the joint and last survivor life expectancy of the Owner and his or her designated beneficiary.


    B. Periodic payments must be made in intervals of no longer than one year. Such payments may be either nonincreasing or they may increase only as provided in Proposed Treasury Regulation 1.401(a)(9)-1, Q&A F-3.

    C. For the purposes of 3.A.(1) through 3.A.(4), the amount to be distributed each year, beginning with the first calendar year for which distributions are required and then for each succeeding calendar year, shall be made in accordance with the requirements of Code
         Section 401(a)(9) including the incidental death benefit requirements of Code Section 401(a)(9)(G) and the regulations thereunder, including the minimum distribution incidental benefit requirement of Proposed Treasury Regulation 1.401(a)(9)-2.

    D. The life expectancies described in 3.A.(1) through 3.A.(4) cannot exceed the period computed by the use of the expected return multiples in Tables V and VI of Section 1.72-9 of the Treasury Regulations.

    E. Unless otherwise elected by the Owner by the time distributions are required to begin, life expectancies shall be recalculated annually. This election shall be irrevocable as to the Owner and shall apply in all subsequent years.


    F.   If the designated beneficiary referred to in paragraph 3.A.(2) and A.
         (4) is not the Owner's spouse, then such designated beneficiary's life expectancy may not be recalculated. Instead, such designated beneficiary's life expectancy will be calculated using the attained age of such designated beneficiary during the calendar year in which the individual attains age 70-1/2. Payments for subsequent years shall be calculated based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated.


4.  DISTRIBUTION UPON DEATH.

         If the Owner dies, his or her interest will be paid as follows:


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    A.   If the Owner dies after payment has commenced, the remaining portion of his or her interest will continue to be paid at least as rapidly as under the method of distribution being used prior to the Owner's death.

    B. If the Owner dies before payment has commenced, distribution of the Owner's entire interest shall be completed by December 31 of the calendar year containing the fifth anniversary of the Owner's death, except to the extent that an election is made to receive distributions in accordance with (1) or (2) below:


         (1) If the Owner's interest is payable to a designated beneficiary named by the Owner, then the Owner's entire interest will be paid over the life or over a period certain not greater than the life expectancy of the designated beneficiary commencing no later than December 31 of the calendar year immediately following the calendar year in which the Owner died. The designated beneficiary may elect at any time to receive greater payments.



         (2) If the Owner's designated beneficiary is the Owner's surviving spouse, the date distributions are required to begin in accordance with (1) above shall not be earlier than the later of:


              (a) December 31 of the calendar year immediately following the calendar year in which the Owner died; and

              (b) December 31 of the calendar year in which the Owner would have attained age 70-1/2.


         (3) If the designated beneficiary is the Owner's surviving spouse, the spouse may treat the Contract as his or her own IRA. This election will be deemed to have been made if such surviving spouse:


              (a)  Makes a regular IRA contribution to the Contract; or

              (b)  Makes a rollover to or from such Contract; or

              (c)  Fails to elect any of the above provisions.


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    C.   Life expectancy is computed by use of the expected return multiples in
         Tables V and VI of Treasury Regulations Section 1.72-9. For purposes of distributions beginning after the Owner's death, unless otherwise elected by the surviving spouse by the time distributions are required to begin, life expectancies shall be recalculated annually. Such election shall be irrevocable by the surviving spouse and shall apply to all subsequent years. In the case of any other designated beneficiary:



         (1) Life expectancies shall be calculated using the attained age of the designated beneficiary during the calendar year in which payments are required to begin; and


         (2) Payments for any subsequent calendar year will be based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated.

    D.   Distributions under this paragraph are considered to have begun if:

         (1) Distributions are made on account of the Owner reaching his or her required beginning date (as defined in subparagraph 3.A.); or

         (2) The Owner irrevocably begins to receive distributions prior to the required beginning date in an annuity form acceptable under Proposed Treasury Regulation Section 1.401(a)(9).

5.  OWNER'S INTEREST NONFORFEITABLE.

         The entire interest of the Owner in this Contract is nonforfeitable.

6.  CONTRACTS NON-TRANSFERABLE.


         This Contract is not transferable by the Owner with one exception. The Contract may be transferred to a former spouse of the Owner under a divorce decree or written instrument incident to such divorce. Nothing contained in this endorsement shall operate to prevent the Owner from exercising his or her right to designate or to change beneficiaries.



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7.  MAXIMUM CONTRIBUTIONS.

         Except in the case of a rollover contribution (as described in paragraph 2), no purchase payments will be accepted unless they are in cash and the total of such purchase payments paid shall not exceed $2,000 for any taxable year.


         For taxable years ending on or before December 31, 1996, contributions can be made to a Spousal IRA even if the spouse has earned some compensation during the year. Provided the spouse does not make a contribution to an IRA, a Spousal IRA which separately accounts for the Owner's interest and the spouse's interest can be established. The maximum deductible amount for such an IRA is the lesser of $2,250 or 100% of compensation. No more than $2,000 of the annual contribution may, however, be allocated to the interest of a single spouse.



         For taxable years beginning after December 31, 1996, each spouse may contribute up to $2,000 to an IRA (for a total of $4,000) but not in excess of 100% of their combined compensation.



         The above purchase payment limitations are different if the employer of the Owner has established a Simplified Employee Pension Program (SEP) (pursuant to Code Section 408(k)) under which this Contract is an investment.
A SEP permits an employer to contribute to the Contract. The Owner and his or her employer are responsible for seeing that contributions in excess of regular IRA limits are made under a valid SEP.


8.  ANNUAL REPORTS.

         The issuer of an IRA shall furnish annual calendar year reports concerning the status of the annuity.

9.  INCLUDIBLE COMPENSATION.

         Compensation means wages, salaries, professional fees, or other amounts derived from or received for personal services actually rendered. Such amounts include, but are not limited to:

    A.   Commissions paid to salespersons;

    B.   Payment for services on the basis of a percentage of profits;

    C.   Commissions on insurance premiums; and

    D.   Tips and bonuses.

         Compensation includes earned income, as defined in Code Section 401(c)(2) (reduced by the deduction the self-employed person takes for contributions made to a self-employed retirement (Keogh) plan). For purposes of this definition, Section 401(c)(2) shall be applied as if the


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term "trade" or "business" for purposes of Section 1402 included service described in Subsection (c)(6). Compensation does not include amounts derived from or received as earnings or profits from property or amounts not includible in gross income. (Earnings or profits from property includes, but is not limited to, interest and dividends). Compensation also does not include any amount received as a pension or annuity or as deferred compensation. The term "compensation" shall include any amount which an individual would include in gross income under Code Section 71 with respect to a divorce or separation instrument described in Subparagraph (A) of Code Section 71(b)(2).

10. AMENDMENT.

         All amendments of the endorsement, as required by law, shall be made effective by mailing by United States Postal Service a copy of such amendment to the Owner at his or her address of record as shown by the records of American Franklin. All amendments shall be effective on the earlier of:

    A.   The date of such mailing; or

    B. In the case of a retroactive amendment, the effective date of the amendment.

11. EFFECTIVE DATE.

         Except as described in paragraph 10, the effective date of this endorsement is the date of issue of the Contract.

                                       Secretary


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